Exhibit 99.1

NR 17-09

GOLD RESERVE COMPLETES PARTIAL REDEMPTION OF

OUTSTANDING NOTES

SPOKANE, WASHINGTON, July 18, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that on July 14, 2017 it completed its previously announced redemption of a portion of its outstanding senior notes which, together with the conversion of senior notes at the election of certain noteholders, has resulted in the Company reducing its outstanding debt by approximately US $28.3 million.

In connection with the partial redemption, the Company redeemed approximately US $21.1 million in aggregate principal amount of its outstanding senior notes, comprising approximately US $16.6 million of its 11% Senior Secured Convertible Notes due 2018 (the “Convertible Notes”) and approximately US $4.5 million of its 11% Senior Secured Interest Notes due 2018 (the “Interest Notes” and together with the Convertible Notes, the “Notes”).  In addition, certain noteholders, at their election, have converted approximately US $7.2 million aggregate principal amount of Notes (including $6.6 million aggregate principal amount of Notes converted at the election of certain noteholders in lieu of the redemption of such Notes).

The Notes were redeemed for cash at a redemption price of 120% of the outstanding principal amount of the redeemed notes plus accrued interest to the redemption date.  Accordingly, the total redemption price paid by the Company included approximately US $4.0 million related to the redemption premium and accrued and unpaid interest on the Notes. The redemption was made pursuant to the indenture governing the Notes and the terms of the notice of redemption.

Following the redemption and Note conversions described above, the Company has US $25.9 million and US $4.9 million of Convertible Notes and Interest Notes outstanding, respectively, for a combined total of approximately US $30.8 million.  The Company issued approximately 2.4 million additional Class A common shares in connection with the conversions described above, resulting in approximately 92.3 million shares outstanding. In the event the remaining outstanding Convertible Notes are converted to Class A common shares, the Company would have approximately 100.9 million shares issued and outstanding.

Gold Reserve intends to apply the proceeds of additional payments received pursuant to its settlement agreement (the “Settlement Agreement”) with the Bolivarian Republic of Venezuela (“Venezuela”), net of applicable taxes, to redeem the remaining outstanding Notes in accordance with the requirements of the indenture, including the proceeds of the installment payment that the Company announced it had received on July 11, 2017.

Gold Reserve Inc. Contact

A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, W A 9920 I USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future, including without limitation statements with respect to the payments contemplated by the Settlement Agreement and Gold Reserve’s redemption of additional Notes following receipt of such payments. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that Venezuela may not be able to fund the contemplated future payments pursuant to the Settlement Agreement.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.